Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 16, 2005

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

N E W S   R E L E A S E

Board of directors

The board of Gallaher Group Plc announces that it has appointed Ronnie Bell and James Hogan, non-executive directors, to the audit committee effective 11 May 2006.

15 December 2005

For further information, contact:

Claire Jenkins, director, investor relations	Tel: 01932 859 777

Anthony Cardew, Cardew Group	Tel: 020 7 930 0777

Notes to editors:

–	Currently, Richard Delbridge is chairman of the audit committee and the other members are Alison Carnwath and Sir Graham Hearne. Following the Company’s annual general meeting in May 2006, Messrs Bell and Hogan will be joining the committee as additions to the current membership.

–	Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, has leading positions in Austria, Germany, Kazakhstan, Republic of Ireland, Russia, Sweden and the UK. Gallaher's comprehensive brand portfolio includes Benson & Hedges, Silk Cut, Mayfair, Sovereign, Sobranie, Dorchester, Troika, LD, Memphis, Meine Sorte, Ronson, Blend, Hamlet, Old Holborn, Amber Leaf and Condor.

The Group employs over 11,000 people, with manufacturing plants in Austria, Kazakhstan, Poland, Romania, Russia, Sweden, Ukraine and the UK. Gallaher's shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: December 16, 2005	Title:	Programme Manager, Investor Relations